Exhibit 99.3

Independent Accountants' Report on Applying Agreed Upon Procedures

The Board of Directors
Prime Receivables Corporation:

We have applied certain agreed-upon procedures, as discussed below, to the accounting records of Prime Receivables Corporation ("Prime"), a wholly-owned special-purpose finance subsidiary of Federated Department Stores, Inc. ("Federated"), relating to the servicing procedures performed by FDS Bank, as Servicer, under the Amended and Restated Pooling and Servicing Agreement (the "Agreement") dated December 15, 1992 between Prime, as Transferor, Federated and JPMorgan Chase Bank, successor to Chemical Bank, as Trustee, on behalf of the Certificateholders of Prime Credit Card Master Trust and under the Assumption Agreement dated September 15, 1993 between Prime, Federated, FDS Bank and JPMorgan Chase Bank, successor to Chemical Bank. Prime's management is responsible for the monthly certificates prepared by the Servicer. This agreed-upon procedures engagement was performed in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the specified users of the report. Consequently, we make no representations regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. Our procedures and findings are as follows:

  In accordance with section 3.06(b) of the Agreement, we recalculated or compared each amount set forth in items (i) through (xvii) of each monthly certificate prepared by the Servicer, pursuant to section 3.04(c) of the Agreement, during the period from February 2, 2002 to February 1, 2003, (the "Certificates") from information in the Transferor's computer generated Daily Cash Allocation Reports, the Agreement, the Series 1992-3 Supplement to the Agreement dated December 31, 1992, the Series 1995-1 Supplement to the Agreement dated July 27, 1995, or the Series 2000-1 Supplement to the Agreement dated December 7, 2000, as appropriate. We found such recalculated or compared amounts to be in agreement with the amounts set forth in items (i) through (xvii) of the Certificates. Such recalculated or compared amounts are deemed to be in agreement if any differences noted are immaterial.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Certificates. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for your information and is not intended to be and should not be referred to or distributed for any purpose to anyone other than JPMorgan Chase Bank, as Trustee, Moody's Investors Service, Inc. and Standard & Poor's Corporation, as the Rating Agencies, Investor Certificateholders or the management of Prime.

KPMG LLP

Cincinnati, Ohio
April 22, 2003